Exhibit 2

FOR IMMEDIATE RELEASE	15 APRIL 2015

WPP PLC (“WPP”)

WPP acquires Medialets in the US to deliver mobile campaign ROI data for clients

WPP announces that it has acquired Medialets Inc. (“Medialets”), creator of technology that helps marketers manage and measure the complete return on investment of mobile ad campaigns.

Medialets’ clients include American Express, HBO, Johnson & Johnson and SKY Sports television. The company employs almost 50 people and is based in New York with sales operations in Los Angeles, Chicago and London. Medialets was founded in 2008.

This acquisition continues WPP’s strategy of investing in fast growing sectors such as digital. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

WPP is a leader in the application of technology to marketing. Its digital assets include companies like Acceleration (marketing technology consultancy), Cognifide (content management technology), Salmon (e-commerce), Hogarth (digital production technology) and Xaxis (the world’s largest programmatic media platform). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile, Polestar (a specialist Alibaba e-commerce company in China), Rentrak (the film and television measurement company), digital content companies like Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Say Media and VICE. It has also invested in ad technology companies such as AppNexus, comScore (the US-based internet audience measurement company), eCommera, DOMO, mySupermarket and Percolate. WPP’s wholly-owned Chinese e-commerce company Kuvera recently entered into a strategic partnership with Paipai, China’s leading social commerce platform on mobile and a wholly-owned subsidiary of JD.com.

WPP also owns digital agencies AKQA, Blue State Digital, F.biz in Brazil, OgilvyOne, POSSIBLE, Rockfish, VML and Wunderman.

In North America, WPP companies (including associates) collectively generate revenues of US$6.7 billion and employ over 27,000 people.

Contact:

Feona McEwan, WPP London	+44 (0)207 408 2204
Kevin McCormack, WPP New York	+1(212) 632 2239

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